

Mail Stop 7010

April 15, 2008

Via U.S. mail and facsimile

Mr. Patrick M. Prevost
Chief Executive Officer
Cabot Corporation
Two Seaport Lane, Suite 1300
Boston, MA 02210

> **RE:**   **Form 10-K for the fiscal year ended September 30, 2007**
> **File No. 001-05667**

Dear Mr. Prevost:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. If you have any questions regarding comments on the financial statements and related matters, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief